UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☒

For the fiscal year ended December 31, 2017

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☐

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

* Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1987.

Albany, New York
June 28, 2018

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2017 and 2016

Assets	2017	2016
Investments, at fair value:
Mutual funds	$149,867,430	$118,165,608
Common stock of NBT Bancorp Inc.	37,863,481	47,837,621
Cash and money market funds	411,092	896,600
Total investments, at fair value	188,142,003	166,899,829
Investments, at contract value:
Stable value fund	13,148,292	13,687,468
Total investments	201,290,295	180,587,297
Notes receivable from participants	2,884,944	2,292,328
Due from broker	7,000	702,075
Contributions receivable from employer	320,426	318,010
Total receivables	3,212,370	3,312,413
Total assets	204,502,665	183,899,710
Liabilities
Due to broker	-	1,247,719
Net assets available for plan benefits	$204,502,665	$182,651,991

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years ended December 31, 2017 and 2016

	2017	2016
Additions
Net investment income:
Net appreciation in fair value of investments	$11,420,750	$21,824,583
Dividends	8,308,735	4,958,343
Interest	183,166	122,743
Total net investment income	19,912,651	26,905,669
Other income:
Interest income on notes receivable from participants	114,194	90,447
Contributions:
Participants	7,946,158	7,501,087
Employer	3,342,720	3,190,856
Rollovers	7,995,414	2,660,790
Total contributions	19,284,292	13,352,733
Total additions	39,311,137	40,348,849
Deductions
Distributions to participants	(17,432,015)	(11,780,408)
Administrative expenses	(28,448)	(16,315)
Total deductions	(17,460,463)	(11,796,723)
Net increase in net assets available for plan benefits prior to transfer of assets	21,850,674	28,552,126
Net assets available for plan benefits
Beginning of year	182,651,991	154,099,865
End of year	$204,502,665	$182,651,991

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

1.	Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (“IRC”), sponsored by NBT Bancorp Inc. (“the Sponsor”, “the Plan Administrator” or “the Company”). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A, is a wholly owned subsidiary of NBT Bancorp Inc. NBT Bank, N.A. is the trustee of the Plan (“the Trustee”) and Charles Schwab Bank is the Custodian of the Plan. EPIC Advisors, Inc., a wholly‑owned subsidiary of NBT Financial Services, Inc., a wholly‑owned subsidiary of the Sponsor, is the Plan’s record keeper. The assets of the Plan are held, administered and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

All employees who are age 21 or over and scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

In November 2016, the Company amended the Plan, effective January 1, 2017, to require eligible employees to complete 30 days of employment prior to entry into the Plan.

In August 2017, the Company amended the Plan, effective January 1, 2017, to note a deemed election becomes effective as of the first day of the month the eligible employee becomes a participant and is eligible to make a deferral election to the Plan.

Contributions and Deferrals

Participants may make pre‑tax and post-tax contributions in whole percentages up to Internal Revenue Service (“IRS”) limitations for any plan year. The post-tax contributions are deferrals to Roth accounts. The Plan provides for automatic employee deferrals. Unless the participant makes a contrary election, the Company will withhold 6% of eligible compensation, as defined in the Plan Agreement.

In October 2014, the Company amended the Plan, effective January 1, 2015, to include qualified automatic elective contribution provisions for any eligible employee in which, if the employee meets certain eligibility requirements, he or she will be automatically enrolled in the Plan and will automatically have 6% withheld from his or her compensation and contributed to the Plan. The employee will have to elect to opt out of the qualified automatic contribution election.

The Company’s matching contribution was revised to 100% of each participant’s contribution up to 1% of compensation plus 50% of the next 5% of compensation for a total matching contribution of 3.5% of compensation. The Company match amounted to $3,022,294 and $2,872,846 in 2017, and 2016, respectively. A discretionary amount, determined by the Sponsor’s Board of Directors, may be contributed to the Plan each year. To share in this discretionary contribution, participants must be actively employed on the last day of the year, have completed 1,000 hours of service and have contributed a minimum percentage of compensation during the year as determined annually by the Company. The amount is allocated to participants on a pro-rata basis, based on compensation. There were no discretionary contributions for 2017 or 2016.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

In addition, as defined in the Plan document, employees participating in the Plan under the Worker Retirement Accumulation Plan (“WRAP”) design received an additional Company contribution to the Plan in 2017 and 2016 equal to the interest credit on service credits earned under the WRAP design. The Company contribution for employees participating in the WRAP amounted to $320,426 and $318,010, in 2017 and 2016, respectively.

Participant Accounts

Participants elect to have their contributions invested among the various funds available to the Plan, including NBT Bancorp Inc. common stock. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings and income, expenses, gains and losses attributable thereto.

Vesting

Participants’ contributions and net investment income or loss thereon are 100% vested. In October 2014, the Company amended the Plan, effective January 1, 2015, revising the participants’ vesting in all employer matching contributions to be 100% vested upon completion of two years of service.

Prior to January 1, 2015, participants vested in all employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) until 100% vested. Participants are considered 100% vested upon termination due to death, retirement or permanent disability.

Rollovers and Transfers from Other Qualifying Plans

Participants may make rollover contributions to the Plan through a distribution from a former employer’s qualified retirement plan in accordance with the IRC.

Notes Receivable from Participants

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance excluding Company contributions invested in NBT Bancorp Inc. common stock and employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completion of least 5 years of service.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

Withdrawals

Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments.

Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2017 and 2016, forfeitures from non-vested accounts totaled $97,924 and $104,118, respectively, and forfeitures used to reduce employer contributions were $112,919 and $106,557, respectively. Forfeiture account balances totaled $7,083 and $22,079 at December 31, 2017 and 2016, respectively.

Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions and subject to the provisions of ERISA. In the event of termination of the Plan, each participant’s account would become fully vested and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

Administrative Expenses

Expenses of operating and administering the Plan are generally paid by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

Voting Rights

With respect to participant account balances that are invested in shares of NBT Bancorp Inc. stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Amounts in prior year’s financial statements are reclassified, when necessary, to conform with current year’s presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts which are recorded at contract value. Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy and a financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (e.g., supported by little or no market activity).

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment transactions are recorded on a trade date basis. If a trade is open at the end of the year, a receivable for securities sold but not yet settled or a payable for securities purchased but not yet settled is reflected in the Statement of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are carried at the unpaid principal balance plus interest.

Participant Withdrawals

Participant withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and liabilities, and the reported amount of increases and decreases in net assets available for plan benefits and the fair value of investments. Actual results could differ from those estimates.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

3.	Fair Value Measurements

The following table presents the financial instruments recorded at fair value on a recurring basis by the Plan as of December 31, 2017 and 2016:

Description	December 31, 2017	Level 1	Level 2	Level 3
Mutual funds	$149,867,430	$149,867,430	—	—
Common stock of NBT Bancorp Inc.	37,863,481	37,863,481	—	—
Cash and money market funds	411,092	411,092	—	—
Total	$188,142,003	$188,142,003	—	—

Description	December 31, 2016	Level 1	Level 2	Level 3
Mutual funds	$118,165,608	$118,165,608	—	—
Common stock of NBT Bancorp Inc.	47,837,621	47,837,621	—	—
Cash and money market funds	896,600	896,600	—	—
Total	$166,899,829	$166,899,829	—	—

Transfers into and out of levels are considered to occur at the beginning of the period. There were no transfers in or out of Levels 1, 2 or 3 during the years ended December 31, 2017 and 2016.

The plan has no financial instruments recorded at fair value on a nonrecurring basis as of December 31, 2017 and 2016.

4.	Stable Value Fund

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

The stable value fund consists of the Federated Capital Preservation Fund (“the Fund”), which primarily holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like duration and like quality investments. Synthetic GICs are portfolios of securities (debt securities or open end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts.

The key factors that influence future interest credit rates for a synthetic GIC include: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the synthetic GIC; the investment returns generated by the fixed income securities underlying the GIC; and the duration of the fixed income securities underlying the synthetic GIC. Interest credit rates typically reset on a monthly or quarterly basis according to each synthetic GIC. While there may be slight variations from one to another, most use a formula that is based on the characteristics of the underlying portfolio of the fixed income securities. All synthetic GICs provide for a minimum interest credit rate of zero percent, which is intended to protect participant’s principal and accrued interest.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events may include, but are not limited to, the following:

(1)	amendments to Plan documents (including complete or partial plan termination or merger with another plan);
(2)	changes to the Plan’s prohibition on competing investment options;
(3)	bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or
(4)	the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the ERISA.

The Plan Administrator does not believe the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with the participants, is probable.

The GICs limit the circumstances under which the issuer may unilaterally terminate the GIC on short notice. These circumstances may include, but are not limited to, the following:

(1)	the Fund loses its qualified status under the IRC or is otherwise terminated;
(2)
the Trustee of the Fund fails to meet its material obligation under the GIC, attempts to assign the GIC, or engages in fraud or misinterpretation that materially affects the risk profile of the GIC; or

(3)	if the fixed income securities underlying the synthetic GIC fail to meet certain criteria as specified in the synthetic GIC.

If one of these events occurs, the issuer could terminate the synthetic GIC at the market value of the underlying fixed income securities (or in the case of a traditional GIC, at the hypothetical market value based on a contractual formula).

The average yield for the Fund based on actual earnings for years ended December 31, 2017 and 2016 was 1.34% and 1.01% respectively. This represents the annualized earnings of all investments in the Fund divided by the average balance of all investments, at fair value, in the Fund for years ended December 31, 2017 and 2016, respectively.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

5.	Income Tax Status

The IRS has determined and informed the sponsor by a letter dated October 16, 2015, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.	Party‑in‑Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Any transactions with parties-in-interest either fall outside the scope of, or are exempt from, ERISA’s prohibited transaction rules.

The Plan's record keeper, Trustee, and Custodian, as well as the Company and Plan participants, and KPMG LLP, the auditor of the Plan’s financial statements, are each a “party-in-interest" to the Plan as defined by ERISA.

Purchases of Company stock amounted to $2,829,428 and $2,909,222 and sales amounted to $3,003,425 and $4,841,648 for the years ended December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016, the number of shares of Company stock held in participants’ accounts totaled 1,028,902 and 1,142,257, respectively, with a fair value of $37,863,481 and $47,837,621, respectively.

Dividend income earned by the Plan includes dividend income from shares of NBT Bancorp Inc. common stock and amounted to $975,511 and $1,129,604 for the years ended December 31, 2017 and 2016, respectively.

7.	Subsequent Events

The Plan has evaluated subsequent events after the balance sheet date of December 31, 2017 through the filing of this Form 11-K with the Securities and Exchange Commission. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b) Identity of issuer borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Cash	Cash	**	$22,193
	Schwab Treasury Obligation Money Fund	Money market fund	**	388,658
*	Schwab Retirement Advantage Money Fund	Money market fund	**	241
	Federated Capital Preservation Fund	Stable value fund	**	13,148,292
	T-Rowe Price Growth Stock Fund	Mutual fund, 277,468 shares	**	17,383,364
	T-Rowe Price Retirement 2030 Fund	Mutual fund, 593,803 shares	**	15,391,363
	T-Rowe Price Retirement 2020 Fund	Mutual fund, 655,771 shares	**	14,781,078
	Vanguard 500 Index Fund Admiral	Mutual fund, 59,698 shares	**	14,734,616
	T-Rowe Price Mid Cap Growth	Mutual fund, 111,740 shares	**	9,723,644
	T-Rowe Price Retirement 2040 Fund	Mutual fund, 323,350 shares	**	8,808,048
	Columbia Dividend Income Fund	Mutual fund, 387,994 shares	**	8,559,142
	American Fund New Perspective Fund	Mutual fund, 178,233 shares	**	7,683,644
	Vanguard Capital Opportunity Fund	Mutual fund, 44,963 shares	**	6,906,805
	Vanguard Mid Cap Index Fund Admiral	Mutual fund, 34,801 shares	**	6,666,201
	Dodge & Cox Income Fund	Mutual fund, 460,166 shares	**	6,331,884
	T-Rowe Price Dividend Growth Fund	Mutual fund, 144,934 shares	**	6,287,250
	T-Rowe Price Small-Capital Value Fund	Mutual fund, 109,294 shares	**	5,361,983
	Oakmark Equity Income Fund	Mutual fund, 148,727 shares	**	4,787,521
	Eurpacific Growth Fund	Mutual fund, 84,924 shares	**	4,763,371
	T-Rowe Price Retirement 2050 Fund	Mutual fund, 292,560 shares	**	4,540,534
	Vanguard Intermediate US Treasury	Mutual fund, 362,211 shares	**	4,009,671
	T-Rowe Price Retirement 2010 Fund	Mutual fund, 131,904 shares	**	2,411,210
	T-Rowe Price Retirement Income Fund	Mutual fund, 44,008 shares	**	677,278
	T-Rowe Price Retirement 2060 Fund	Mutual fund, 4,878 shares	**	58,823
*	NBT Bancorp Inc.	Common stock, 1,028,902 shares	**	37,863,481
*	Participant loans receivable	Interest rates – 3.25% – 8.75%	**	2,884,944
				$204,175,239

* Party-in-interest.
** Cost omitted for these participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2018	NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

By: /s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President, Chief Human Resources and Chief Ethics Officer and Member of the Retirement Plans Committee of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan

EXHIBIT INDEX
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR THE YEAR ENDED DECEMBER 31, 2017

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm